UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           EPICOR SOFTWARE CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29426L108

-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 DONALD R. DIXON
                         505 HAMILTON AVENUE, SUITE 200
                               PALO ALTO, CA 94301
                            TELEPHONE: (650) 289-4400

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   November 11, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

-------------------------------------------
CUSIP NO.                 29426L108
-------------------------------------------

-------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
         Trident Capital Management-V, L.L.C. ("TCMV")            77-0544011
   1
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   |_|
                                                              (b)   |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                         |_|
-------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         Delaware, United States of America
-------------------------------------------------------------------------------
            NUMBER OF               SOLE VOTING POWER
             SHARES           7
          BENEFICIALLY              1,681,600 (1)
            OWNED BY          -------------------------------------------------
              EACH                  SHARED VOTING POWER
           REPORTING          8
          PERSON WITH               0 shares
                              -------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                              9
                                    1,681,600 (1)
                              -------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                              10
                                    0 shares
-------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         1,681,600 (1)
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
-------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
   13
         3.3%
-------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   14
         PN

(1) Shares of convertible preferred stock.

                                  SCHEDULE 13D

-------------------------------------------
CUSIP NO.                 29426L108
-------------------------------------------

-------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
         Trident Capital Fund-V, L.P. ("TCV")                       77-0544013
   1

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   |_|
                                                              (b)   |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                         |_|
-------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         Delaware, United States of America
-------------------------------------------------------------------------------
            NUMBER OF               SOLE VOTING POWER
             SHARES           7
          BENEFICIALLY              1,506,440 (2)
            OWNED BY          -------------------------------------------------
              EACH                  SHARED VOTING POWER
           REPORTING          8
          PERSON WITH               0 shares
                              -------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                              9
                                    1,506,440 (2)
                              -------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                              10
                                    0 shares
-------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         1,506,440 (2)
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
-------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
   13
         2.9%
-------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   14
         PN

(2) Shares of convertible preferred stock.

                                  SCHEDULE 13D

-------------------------------------------
CUSIP NO.                 29426L108
-------------------------------------------

-------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
     Trident Capital Fund-V Affiliates Fund, L.P. ("TCVA") 77-0544015
   1

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                (b) |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                         |_|
-------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         Delaware, United States of America
-------------------------------------------------------------------------------
            NUMBER OF               SOLE VOTING POWER
             SHARES           7
          BENEFICIALLY              8,755 (3)
            OWNED BY          -------------------------------------------------
              EACH                  SHARED VOTING POWER
           REPORTING          8
          PERSON WITH               0 shares
                              -------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                              9
                                    8,755 (3)
                              -------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                              10
                                    0 shares
-------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         8,755 (3)
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
-------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
   13
         Less than 1%
-------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   14
         PN

(3) Shares of convertible preferred stock.

                                     SCHEDULE 13D

-------------------------------------------
CUSIP NO.                 29426L108
-------------------------------------------

-------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
        Trident Capital Fund-V Affiliates Fund (Q), L.P. ("TCVAQ")
                                                            77-0544014

   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|
                                                               (b)  |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                         |_|
-------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         Delaware, United States of America
-------------------------------------------------------------------------------
            NUMBER OF               SOLE VOTING POWER
             SHARES           7
          BENEFICIALLY              8,347 (4)
            OWNED BY          -------------------------------------------------
              EACH                  SHARED VOTING POWER
           REPORTING          8
          PERSON WITH               0 shares
                              -------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                              9
                                    8,347 (4)
                              -------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                              10
                                    0 shares
-------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         8,347 (4)
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
-------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
   13
         Less than 1%
-------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   14
         PN

(4) Shares of convertible preferred stock.

                                  SCHEDULE 13D

-------------------------------------------
CUSIP NO.                 29426L108
-------------------------------------------

-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      Trident Capital Fund-V Principals Fund, L.P. ("TCVP") 77-0544016
   1
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   |_|
                                                              (b)   |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                         |_|
-------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         Delaware, United States of America
-------------------------------------------------------------------------------
            NUMBER OF               SOLE VOTING POWER
             SHARES           7
          BENEFICIALLY              43,607 (5)
            OWNED BY          -------------------------------------------------
              EACH                  SHARED VOTING POWER
           REPORTING          8
          PERSON WITH               0 shares
                              -------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                              9
                                    43,607 (5)
                              -------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                              10
                                    0 shares
-------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         43,607 (5)
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
-------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
   13

         Less than 1%
-------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   14
         PN

(5) Shares of convertible preferred stock.

                                  SCHEDULE 13D

-------------------------------------------
CUSIP NO.                 29426L108
-------------------------------------------

-------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
         Trident Capital Parallel Fund-V, C.V. ("TCPV")     77-0566626
   1
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   |_|
                                                              (b)   |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                         |_|
-------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         Delaware, United States of America
-------------------------------------------------------------------------------
            NUMBER OF               SOLE VOTING POWER
             SHARES           7
          BENEFICIALLY              114,451 (6)
            OWNED BY          -------------------------------------------------
              EACH                  SHARED VOTING POWER
           REPORTING          8
          PERSON WITH               0 shares
                              -------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                              9
                                    114,451 (6)
                              -------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                              10

                                    0 shares

-------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         114,451 (6)
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |_|
-------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED
   13

         Less than 1%
-------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   14
         PN

(6) Shares of convertible preferred stock.

ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share ("Common Stock") of Epicor Software Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 195 Technology Drive, Irvine, California 92718. The Common Stock is quoted on the Nasdaq National Market under the symbol "EPIC".

ITEM 2.   IDENTITY AND BACKGROUND

The entities filing this statement are Trident Capital Management-V, L.L.C. ("TCMV"), Trident Capital Fund-V, L.P. ("TCV"), Trident Capital Fund-V Affiliates Fund, L.P. ("TCVA"), Trident Capital Fund-V Affiliates Fund (Q), L.P. ("TCVAQ"), Trident Capital Fund-V Principals Fund, L.P. ("TCVP") and Trident Capital Parallel Fund-V, C.V. ("TCPV", together with TCV, TCVA, TCVAQ and TCVP are collectively referred to herein as the "Trident Entities"). Trident Capital Management-V, L.L.C. serves as the sole general partner of TCV, TCVA, TCVAQ, TCVP and TCPV. TCV, TCVA, TCVAQ and TCVP are Delaware limited partnerships whose principal business is investing in various companies. TCPV, whose principal business is also investing in various companies, was organized under the laws of the Netherlands. The principal office of the Trident Entities is located at 505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

During the last five years, the Trident Entities nor, to the best knowledge of the Trident Entities, any managing director of TCMV, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A

ITEM 4.   PURPOSE OF TRANSACTION

N/A

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

As of November 11, 2004, each reporting person ceased to be the beneficial owner of more than five percent of the Common Stock, $0.001 par value per share, of the Company.

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of November 11, 2004:

================================================================================
OWNERSHIP/         TCMV        TCV        TCVA      TCVAQ      TCVP      TCPV
POWER

Beneficial       1,681,600  1,506,440    8,755      8,347     43,607    114,451
Ownership
--------------------------------------------------------------------------------
Percentage of      3.3%       2.9%     Less than   Less      Less than  Less
Class                                      1%      than 1%      1%     than 1%
--------------------------------------------------------------------------------
Sole Voting      1,681,600  1,506,440    8,755      8,347     43,607    114,451
Power
--------------------------------------------------------------------------------

================================================================================
OWNERSHIP/         TCMV        TCV        TCVA      TCVAQ      TCVP      TCPV
POWER

Shared Voting        0          0          0          0         0          0
Power
--------------------------------------------------------------------------------
Sole             1,681,600  1,506,440    8,755      8,347     43,607    114,451
Dispositive
Power
--------------------------------------------------------------------------------
Shared               0          0          0          0         0          0
Dispositive
Power
================================================================================

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

N/A

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:   Joint Filing Statement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2005

Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.
Trident Capital Parallel Fund-V, C.V.

Executed on behalf of the foregoing funds by the undersigned, as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund:

     /s/ Donald R. Dixon
--------------------------------------

                                    Exhibit A

                             Joint Filing Statement

I, the undersigned, hereby express my agreement that the attached Schedule 13D (or any amendments thereto) relating to the Common Stock of Epicor Software Corporation is filed on behalf of each of us.

Dated:  February 9, 2005

Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.
Trident Capital Parallel Fund-V, C.V.

Executed on behalf of the foregoing funds by the undersigned, as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund:

  /s/ Donald R. Dixon
---------------------------------------